Exhibit 99.36

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

(Unaudited)

(Expressed in millions of U.S. dollars)

TABLE OF CONTENTS

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION		2
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME		3
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY		4
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS		5
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS		6
1.	CORPORATION INFORMATION	6
2.	BASIS OF PREPARATION	6
3.	MATERIAL ACCOUNTING POLICY INFORMATION	7
4.	ACQUISITION OF REYNA SILVER CORP.	7
5.	INVENTORY	8
6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS	9
7.	PROPERTY, PLANT AND EQUIPMENT	9
8.	DEBT	10
9.	LEASE-RELATED OBLIGATIONS	11
10.	SHARE CAPITAL	12
11.	METAL SALES	12
12.	SHARE-BASED PAYMENTS	13
13.	OTHER EXPENSES	15
14.	DERIVATIVE CONTRACTS	15
15.	EARNINGS PER SHARE	18
16.	SUPPLEMENTAL CASH FLOW INFORMATION	19
17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT	19
18.	COMMITMENTS	20
19.	ACQUISITION OF PRIME MINING CORP.	20

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

		September 30,	December 31,
Millions of U.S. dollars	Note	2025	2024
Assets

Current assets:
Cash and cash equivalents		$107.1	$110.2
Derivative contracts	14	4.6	—
Value-added tax receivables		56.1	69.8
Trade receivables	11	64.6	14.7
Inventory	5	189.1	150.1
Prepaid expenses and other current assets	6	18.4	18.9

		439.9	363.7

Non-current assets:
Value-added tax receivables		1.3	1.1
Other non-current assets	9	8.0	18.7
Deferred income tax assets		150.5	84.5
Property, plant and equipment	7	1,878.2	1,671.8

Total assets		$2,477.9	$2,139.8

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued liabilities		$181.1	$169.9
Income taxes payable		111.5	143.5
Lease-related obligations	9	26.8	29.2
Derivative contracts	14	—	3.5

		319.4	346.1

Non-current liabilities:
Other non-current liabilities	12	15.1	13.2
Debt	8	152.4	62.9
Lease-related obligations	9	73.2	49.1
Decommissioning liabilities		51.2	37.6
Deferred income tax liabilities		2.0	—

Total liabilities		$613.3	$508.9

Shareholders’ equity:
Share capital	10	$1,035.0	$1,033.3
Contributed surplus		24.1	24.2
Other reserves		(56.6)	(56.6)
Retained earnings	10	862.1	630.0

Total shareholders’ equity		$1,864.6	$1,630.9

Total liabilities and shareholders’ equity		$2,477.9	$2,139.8

Commitments (Note 18)

Subsequent events (Notes 14 and 19)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2 Torex Gold Resources Inc. | TSX: TXG

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(unaudited)

		Three Months Ended		Nine Months Ended
Millions of U.S. dollars,		September 30,	September 30,	September 30,	September 30,
except per share amounts	Note	2025	2024	2025	2024
Revenue
Metal sales	11	$416.4	$313.7	$840.3	$820.5
Cost of sales
Production costs		140.0	112.9	311.3	326.7
Royalties		13.6	8.6	28.2	23.0
Depreciation and amortization		53.7	48.6	114.5	144.1

Earnings from mine operations		$209.1	$143.6	$386.3	$326.7
General and administrative expenses	12	20.0	12.7	50.4	33.1
Exploration and evaluation expenses		7.6	2.1	19.9	6.2
Other expenses	13	—	2.4	—	5.7

		$27.6	$17.2	$70.3	$45.0

Derivative (gain) loss, net	14	(0.1)	16.2	(8.0)	42.5
Finance costs (income), net		7.2	(0.3)	15.0	(3.0)
Foreign exchange loss		0.2	3.5	1.3	6.9

		$7.3	$19.4	$8.3	$46.4

Income before income taxes		$174.2	$107.0	$307.7	$235.3
Current income tax expense		94.5	55.4	135.1	106.7
Deferred income tax (recovery) expense		(34.7)	22.4	(64.0)	54.4

Net income and comprehensive income		$114.4	$29.2	$236.6	$74.2

Earnings per share
Basic	15	$1.33	$0.34	$2.75	$0.86
Diluted	15	$1.31	$0.34	$2.71	$0.86

Weighted average number of common shares outstanding
Basic	15	86,095,076	85,986,516	86,142,060	85,973,657
Diluted	15	87,458,380	87,071,146	87,382,825	86,725,279

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3 Torex Gold Resources Inc. | TSX: TXG

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(unaudited)

Millions of U.S. dollars, except number of common shares	Number of Common Shares	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Shareholders’ Equity
Balance, January 1, 2024	85,885,453	$1,032.1	$24.2	$(56.6)	$495.4	$1,495.1
Redemption of restricted share units	16,885	0.2	—	—	—	0.2
Redemption of EPSUs and ERSUs	84,268	0.9	—	—	—	0.9
Net income	—	—	—	—	74.2	74.2

Balance, September 30, 2024	85,986,606	$1,033.2	$24.2	$(56.6)	$569.6	$1,570.4

Millions of U.S. dollars, except number of common shares	Number of Common Shares	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Shareholders’ Equity
Balance, January 1, 2025	85,991,823	$1,033.3	$24.2	$(56.6)	$630.0	$1,630.9
Exercise of stock options	13,126	0.1	(0.1)	—	—	—
Redemption of restricted share units	2,333	0.1	—	—	—	0.1
Redemption of EPSUs and ERSUs	202,438	4.2	—	—	—	4.2
Share repurchases (Note 10)	(239,204)	(2.7)	—	—	(4.5)	(7.2)
Net income	—	—	—	—	236.6	236.6

Balance, September 30, 2025	85,970,516	$1,035.0	$24.1	$(56.6)	$862.1	$1,864.6

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4 Torex Gold Resources Inc. | TSX: TXG

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

Millions of U.S. dollars	Note	Three Months Ended		Nine Months Ended
		September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Operating activities:
Net income		$114.4	$29.2	$236.6	$74.2
Adjustments for:
Share-based compensation expense	12	2.0	1.6	6.1	5.5
Cash settlement of share-based compensation		—	—	(9.1)	(1.0)
Loss on remeasurement of share-based payments	12	10.7	3.9	24.5	8.9
Depreciation and amortization		53.9	48.6	114.8	144.3
Derivative contracts	14	2.8	(6.5)	(8.1)	(0.3)
Unrealized foreign exchange (gain) loss		(8.1)	(0.3)	(6.4)	1.6
Finance costs (income), net		7.2	(0.3)	15.0	(3.0)
Interest received		1.3	1.8	4.2	6.4
Income tax expense		59.8	77.8	71.1	161.1
Tax credit applicable to production costs		—	(0.6)	(0.3)	(3.4)
Income taxes paid		(40.0)	(17.6)	(166.8)	(71.7)

Net cash generated from operating activities before changes in non-cash operating working capital		$204.0	$137.6	$281.6	$322.6
Changes in non-cash operating working capital	16	$(17.2)	11.9	(36.9)	4.1

Net cash generated from operating activities		$186.8	$149.5	$244.7	$326.7

Investing activities:
Additions to property, plant and equipment		(60.9)	(144.3)	(285.2)	(425.9)
Borrowing costs capitalized to property, plant and equipment		—	(2.4)	(1.7)	(5.2)
Value-added tax receivables, net		(0.8)	3.2	13.1	(4.1)
Acquisition of Reyna Silver Corp., net of cash received	4	(26.4)	—	(27.2)	—

Net cash used in investing activities		$(88.1)	$(143.5)	$(301.0)	$(435.2)

Financing activities:
Share repurchases	10	(7.2)	—	(7.2)	—
Repayment on Debt Facility	8	(75.0)	(55.0)	(100.0)	(55.0)
Proceeds from Debt Facility	8	—	60.0	190.0	115.0
Lease payments		(4.8)	(2.5)	(12.1)	(5.7)
Other borrowing costs paid		(7.8)	(1.0)	(17.1)	(2.0)
Transaction costs for Debt Facility	8	—	(0.7)	(1.0)	(0.7)

Net cash (used in) generated from financing activities		$(94.8)	$0.8	$52.6	$51.6

Effect of foreign exchange rate changes on cash and cash equivalents		$0.2	$(1.0)	$0.6	$(1.4)

Net increase (decrease) in cash and cash equivalents		$4.1	$5.8	$(3.1)	$(58.3)
Cash and cash equivalents, beginning of period		$103.0	$108.7	$110.2	$172.8

Cash and cash equivalents, end of period		$107.1	$114.5	$107.1	$114.5

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 1. CORPORATION INFORMATION

Torex Gold Resources Inc. (the “Company” or “Torex”) is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, which is currently Mexico’s largest single gold producer. The Company also owns the advanced stage Los Reyes gold-silver project in Sinaloa, Mexico (Note 19), and recently acquired a portfolio of early-stage exploration properties (Note 4), including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company is a corporation governed by the Business Corporations Act (Ontario). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol TXG. Its registered address is 130 King Street West, Suite 740, Toronto, Ontario, Canada, M5X 2A2.

These unaudited condensed consolidated interim financial statements (herein referred to as “consolidated financial statements”) of the Company for the three and nine months ended September 30, 2025 include the accounts of the Company and its subsidiaries.

NOTE 2. BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements do not include all of the disclosures required by IFRS Accounting Standards (“IFRS”) as issued by the IASB for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024.

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on November 4, 2025.

Basis of Consolidation

These consolidated financial statements comprise the financial statements of Torex and the accounts of the Company’s wholly owned subsidiaries. All intragroup assets, liabilities, equity, revenue, expenses, and cash flows relating to transactions between entities of the group have been eliminated.

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date of disposition or until control ceases.

6 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 3. MATERIAL ACCOUNTING POLICY INFORMATION

Accounting Policies

The accounting policies applied in these consolidated financial statements are the same as those applied in the Company’s audited consolidated financial statements for the year ended December 31, 2024, with the exception of the following:

Business Combinations and Asset Acquisitions

When the Company acquires a group of assets and liabilities that do not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed by allocating the purchase price including the associated acquisition-related transaction costs first to financial assets and/or liabilities at their respective fair values, and the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities acquired based on their relative fair values at the date of purchase.

Significant Judgments, Estimates and Assumptions

The significant judgments, estimates and nature of assumptions made by management in applying the Company’s accounting policies are consistent with those applied in the audited consolidated financial statements for the year ended December 31, 2024.

Accounting Pronouncements

Recent Accounting Pronouncements Issued but not yet Effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

NOTE 4. ACQUISITION OF REYNA SILVER CORP.

On June 22, 2025, the Company entered into a definitive agreement with Reyna Silver Corp. (“Reyna Silver”) to acquire all of Reyna Silver’s issued and outstanding common shares (“Reyna Silver Shares”) (other than Reyna Silver Shares already held by Torex). Pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), and subsequent to Reyna Silver shareholder approval, the Company completed the acquisition of all of the issued and outstanding Reyna Silver Shares not already held by Torex (the “Reyna Silver Transaction”) on August 20, 2025, based on a price of C$0.13 per Reyna Silver Share, and all the Reyna Silver restricted share units, warrants, and options outstanding immediately before closing were settled in cash and formed part of the consideration paid.

In connection with the Reyna Silver Transaction, on June 27, 2025, the Company purchased 11,578,947 units (“Units”) in Reyna Silver in a non-brokered private placement. Each Unit consisted of one Reyna Silver Share and one common share purchase warrant at an exercise price of C$0.13 per unit. The fair value of the Units on the acquisition closing date was $1.1 and formed part of the consideration paid.

The Company also incurred change of control payments totalling $0.6. These amounts were recorded in exploration and evaluations in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income.

As a result of the Reyna Silver Transaction, the Company acquired early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

7 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Management determined that the acquisition of Reyna Silver did not meet the definition of a business combination as the exploration properties acquired did not constitute a business in accordance with IFRS 3. Accordingly, the Company has accounted for the transaction as an asset acquisition. The consideration paid, along with certain transaction costs incurred in connection with the acquisition of Reyna Silver, were allocated first to financial assets and/or liabilities at their respective fair values, and the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities acquired based on their relative fair values as follows:

Consideration paid
Cash consideration paid, including transaction costs	$26.3
Fair value of previously held equity interest in Reyna Silver	1.1

Total consideration paid	$27.4

Fair value of identifiable assets and liabilities acquired
Cash and cash equivalents	$0.2
Value-added tax receivables	0.7
Prepaid expenses and other current assets	0.1
Property, plant and equipment	27.3
Accounts payable and accrued liabilities	(0.9)

Net assets acquired	$27.4

The Chief Executive Officer, as the Company’s chief operating decision maker (“CODM”), reviews financial information and allocates resources on a consolidated basis. Following the acquisition of Reyna Silver, the Company’s mineral property and equipment continue to be located substantially in Mexico. As a result, the Company operates one reportable operating segment, being mineral exploration and mine development and operation in Mexico.

NOTE 5. INVENTORY

	September 30, 2025	December 31, 2024
Ore stockpiled	$85.4	$76.4
In-circuit	6.7	12.5
Finished goods	17.0	6.3
Materials and supplies	80.0	54.9

	$189.1	$150.1

The amount of depreciation included in inventory as at September 30, 2025 was $56.0 (December 31, 2024 - $55.5). As at September 30, 2025, materials and supplies are shown net of a provision of $5.2 (December 31, 2024 - $4.1). For the nine months ended September 30, 2025, $1.1 was recorded as a provision for materials and supplies (nine months ended September 30, 2024 - $nil). The Company has a secured debt facility (the “Debt Facility”) (Note 8) that is secured by all the material assets, including inventory, of the Company and its material subsidiaries.

The Company transferred $11.1 of ore stockpiled from construction in progress to inventory on May 1, 2025 upon Media Luna entering the production stage.

8 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	September 30, 2025	December 31, 2024
Prepayments	$16.7	$16.9
Other current assets	1.7	2.0

	$18.4	$18.9

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	Mexico				USA	Canada	Total
	Mineral Property	Property &Equipment	Construction in Progress	Exploration & Evaluation	Exploration & Evaluation	Property & Equipment
Net book value as at December 31, 2024	$52.9	$329.4	$1,288.6	$—	$—	$0.9	$1,671.8
Additions	9.8	96.2	190.7	—	—	—	296.7
Acquisition of Reyna Silver	—	—	—	10.1	17.2	—	27.3
Transfers	138.3	1,186.6	(1,336.0)	—	—	—	(11.1)
Closure and rehabilitation	—	11.9	—	—	—	—	11.9
Depreciation	(9.5)	(108.6)	—	—	—	(0.2)	(118.3)
Disposals	—	(0.1)	—	—	—	—	(0.1)

Net book value as at September 30, 2025	$191.5	$1,515.4	$143.3	$10.1	$17.2	$0.7	$1,878.2

For the nine months ended September 30, 2025, property, plant and equipment additions included $1.8 of capitalized borrowing costs (year ended December 31, 2024 - $8.7). As at September 30, 2025, property, plant and equipment included, net of accumulated depreciation, $16.2 of capitalized borrowing costs (December 31, 2024 - $15.3) and $17.2 related to the decommissioning liabilities for the Morelos Complex (December 31, 2024 - $6.9). Mineral property included, net of accumulated depreciation, $nil of capitalized deferred stripping costs (December 31, 2024 - $0.7), which included $nil of capitalized depreciation of property and equipment (December 31, 2024 - $0.1). Included within property and equipment, net of accumulated depreciation, are right-of-use assets (Note 9) of $19.8 as at September 30, 2025 for leases of light vehicles, plant equipment, office space and a solar plant (December 31, 2024 - $4.0). In addition, included within property and equipment, net of accumulated depreciation, are IFRS 9, Financial Instruments (“IFRS 9”), lease assets (Note 9) of $71.5 as at September 30, 2025 for leases of primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations (December 31, 2024 - $56.2).

Effective May 1, 2025, Media Luna entered the production stage. As a result, the Company transferred the following amounts from construction in progress: $11.1 to inventory, $138.3 to mineral property and $1,186.6 to property and equipment.

9 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 8. DEBT

	September 30, 2025	December 31, 2024
Debt:
Debt Facility	$152.4	$62.9

Non-current portion of debt, net of deferred finance charges	$152.4	$62.9

Debt Facility

On June 25, 2025, the Company and its Mexican subsidiary (as co-borrowers) executed an amended and restated credit agreement, the Sixth Amended and Restated Credit Agreement (the “Amendment”) with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Bank N.V. and National Bank of Canada, increasing the capacity of the Debt Facility from $300.0 to $350.0. The Debt Facility includes an accordion feature for an additional $200.0 (prior to June 25, 2025 - $150.0) in available capacity at the discretion of the lenders.

As at September 30, 2025, the Company had borrowings of $155.0 on the Debt Facility and had utilized $13.1 for letters of credit, reducing the available credit of the Debt Facility to $181.9 (December 31, 2024 - $65.0, $13.7 and $221.3, respectively). During the three and nine months ended September 30, 2025, the Company repaid $75.0 and drew $90.0 net, respectively, on the Debt Facility (three and nine months ended September 30, 2024 - drew $5.0 and $60.0, respectively).

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various sustainability performance targets including those in safety, climate change, and alignment with the World Gold Council’s Responsible Gold Mining Principles.

The $350.0 Debt Facility matures on June 25, 2029, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. Prior to June 25, 2025, the $300.0 Debt Facility matured on December 31, 2027, with no commitment reductions prior to maturity, and could be repaid in full anytime without penalty.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. The applicable margin applied is 2.25% based on a leverage ratio less than 1.0 times, 2.50% at a ratio less than 2.0 times, 2.75% at a ratio less than 2.5 times, and 3.25% at a ratio equal to or greater than 2.5 times. As at September 30, 2025, the applicable margin was 2.25% (December 31, 2024 - 2.50%). As a result of the Amendment, there was a 0.25% decrease in the applicable interest rate.

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the development of existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.5, an interest coverage ratio of greater than or equal to 3.0 and a covenant on tangible net worth of $1.0 billion plus 50% of positive quarterly net income from January 1, 2024. As a result of the Amendment, the maximum net leverage ratio increased from 3.0 to 3.5. As at September 30, 2025, the Company was in compliance with the financial and other covenants under the Debt Facility.

The Debt Facility is secured by all of the material assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex.

10 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 9. LEASE-RELATED OBLIGATIONS

The Company leases several assets, including light vehicles, plant equipment, mining equipment (including the primary production equipment, underground support equipment, and personnel transport equipment for the Media Luna operations), office space, and a solar plant.

For the three and nine months ended September 30, 2025, the total cash outflows for leases including principal and interest amounted to $6.8 and $17.8, respectively (three and nine months ended September 30, 2024 - $3.7 and $9.2, respectively).

The following table shows the lease-related obligations as at September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Lease obligations	$92.2	$60.3
Lease-related promissory notes	7.8	18.0

Less: Current portion of lease-related obligations	$100.0 26.8	$78.3 29.2

Non-current portion of lease-related obligations	$73.2	$49.1

In 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment, and personnel transport equipment for operations at Media Luna totalling $99.3. Subsequently, the purchases were assigned to financiers who will own the equipment once delivered by the suppliers. In connection with the arrangements, the Company and the financiers executed master leasing agreements, which required the financiers to provide advance payments to the suppliers ahead of equipment being delivered. In the event of non-compliance with the purchase agreements by the suppliers, the Company is obligated to provide payment to the financiers for the advance payments paid to date. In connection with advanced payments made by the financiers ahead of equipment being delivered by the suppliers, the Company executed interest-bearing promissory notes, of which $7.8 remain outstanding as at September 30, 2025 (December 31, 2024 - $18.0). The promissory notes act as surety for the financiers. The promissory notes are accounted for as financial liabilities in accordance with IFRS 9. As at September 30, 2025, a corresponding $7.8 asset has been recorded in other non-current assets in the Condensed Consolidated Interim Statements of Financial Position (December 31, 2024 - $18.0).

As at September 30, 2025, lease obligations include $72.1 of leases for certain pieces of the primary production equipment, underground support equipment, and personnel transport equipment for the Media Luna operations that had been delivered and for which the leases had commenced (December 31, 2024 - $56.9). As the Company is deemed to have control of the equipment prior to delivery, and subsequently, upon entering into the lease agreement, control of the equipment is retained by the Company, the assignment of the purchases to the financiers did not qualify as a sale in accordance with IFRS 15, Revenue from Contracts with Customers; therefore, IFRS 16, Leases, sale-leaseback accounting was not applied. Rather, the lease obligations are accounted for as financial liabilities in accordance with IFRS 9. Upon commencement of the leases, the Company recognized a corresponding asset in property, plant and equipment in the Condensed Consolidated Interim Statements of Financial Position (Note 7).

11 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 10. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Issued

During the nine months ended September 30, 2025, 217,897 shares were issued to settle vested awards under the Company’s share-based compensation plans (year ended December 31, 2024 - 106,370 to settle vested awards under the Company’s share-based compensation plans).

Normal Course Issuer Bid (“NCIB”)

On November 18, 2024, the Company received approval from the TSX of its notice of intention to commence an NCIB. Under the NCIB, the Company is authorized to purchase up to 7,116,777 of its common shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025.

During the nine months ended September 30, 2025, the Company repurchased 239,204 common shares for $7.2 (C$10.0 million) at an average price per share of $30.20 (C$41.79). The book value of the cancelled shares was $2.7 and was recognized as a reduction to share capital and $4.5 as a reduction to retained earnings in the Condensed Consolidated Interim Statements of Financial Position. No common shares were repurchased or cancelled during the year ended December 31, 2024.

NOTE 11. METAL SALES

Disaggregated Revenue Information

The disaggregated revenue information in respect of the three and nine months ended September 30, 2025 and 2024 is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Gold	$325.7	$305.3	$704.3	$801.5
Silver	19.0	2.2	29.7	5.3
Copper	61.2	5.7	94.3	13.5
Treatment, refining and other cost deductions	(2.4)	—	(3.6)	—
Provisional price adjustments	12.9	0.5	15.6	0.2

	$416.4	$313.7	$840.3	$820.5

12 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

As at September 30, 2025, the Company had copper concentrate sales awaiting final pricing as follows:

		Sales Awaiting Final Pricing (Units as at)		Average Price ($/Unit) Nine Months Ended[1]
Metal in Copper Concentrate	Unit	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Gold	Ounces	68,257	—	$3,616.35	$—
Silver	Ounces	461,777	—	42.57	—
Copper	Pounds	13,624,977	—	4.58	—

1.	Average prices exclude treatment, refining and other cost deductions.

The aggregate fair value of provisionally priced copper concentrate within trade receivables at September 30, 2025 was $63.2 (December 31, 2024 – $nil).

NOTE 12. SHARE-BASED PAYMENTS

The Company has three share-based compensation plans: the Stock Option Plan (the “SO Plan”), the Restricted Share Unit Plan (the “RSU Plan”) and the Employee Share Unit Plan (the “ESU Plan”).

The ESU Plan allows for the issuance of Employee Restricted Share Units (“ERSUs”) and Employee Performance Share Units (“EPSUs”) to employees of the Company.

In May 2025, the Company introduced a new Deferred Share Unit Plan (the “DSU Plan”) to provide non-executive directors with the ability to elect to receive Deferred Share Units (“DSUs”) in lieu of a cash retainer.

The fair value of DSUs granted is determined using the weighted average trading price of the common shares on the TSX for the five consecutive trading days immediately prior to the grant date. The fair value of DSUs is expensed immediately at grant date.

DSUs are settled in cash following a director’s departure from the Board. Participants may elect a redemption date after separation, which must occur no later than the year following the year of separation. A liability is recognized for the fair value of the outstanding DSUs at each reporting date, with changes in fair value recognized in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

The following is a summary of the share-based compensation expense recognized during the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Restricted Share Units	$—	$—	$0.7	$0.8
DSUs	0.1	—	0.1	—
ERSUs	0.7	0.6	1.9	1.8
EPSUs	1.2	1.0	3.4	2.9

Loss on remeasurement	$2.0	$1.6	$6.1	$5.5
	10.7	3.9	24.5	8.9

Share-based compensation expense	$12.7	$5.5	$30.6	$14.4

13 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Stock Option Plan

During the nine months ended September 30, 2025, 13,126 common shares were issued from the exercise of 24,707 stock options (“Options”) (nine months ended September 30, 2024 - nil). As at September 30, 2025, nil Options were outstanding and exercisable under the SO Plan (December 31, 2024 - 24,707). The SO Plan was terminated, as all previously outstanding Options were exercised or expired in March 2025. On October 22, 2025, Torex acquired Prime Mining Corp. (“Prime Mining”) which resulted in adjustments to the Prime Mining stock options (Note 19). An option holder is entitled to receive 0.060 of a common share of Torex (each whole share, a “Torex Share”) for each Prime Mining common share (a “Prime Mining Share”) that was issuable upon the exercise of such Prime Mining stock options (rounded down to the nearest whole number). Based on the number of outstanding Prime Mining stock options on October 21, 2025, there are 358,643 Torex Shares issuable upon the exercise of such options at an exercise price equal to the exercise price of the Prime Mining stock options divided by 0.060 (rounded up to the nearest whole cent).

The weighted average share price at the date of exercise of Options exercised during the nine months ended September 30, 2025 was C$37.46 (nine months ended September 30, 2024 - C$nil). All Options exercised were exercised under the SO Plan’s cashless exercise option (nine months ended September 30, 2024 - nil).

Restricted Share Unit (“RSU”), DSU, and ESU Plans

The following is a summary of the number and fair value of RSUs outstanding under the RSU Plan, DSUs under the DSU Plan, and ERSUs and EPSUs outstanding under the ESU Plan as at September 30, 2025 and December 31, 2024:

	Number Outstanding		Fair Value
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
RSUs	171,150	178,718	$7.1	$3.5
DSUs	1,317	—	0.1	—
ERSUs	427,747	521,854	12.5	7.3
EPSUs	744,640	792,409	25.2	16.4

	1,344,854	1,492,981	$44.9	$27.2

The current portion of the fair value of the RSUs, DSUs, ERSUs, and EPSUs was recorded in accounts payable and accrued liabilities and the non-current portion in other non-current liabilities in the Condensed Consolidated Interim Statements of Financial Position.

Restricted Share Units

During the nine months ended September 30, 2025, 36,771 RSUs were granted, and 44,339 RSUs were redeemed.

As at September 30, 2025, 171,150 RSUs were redeemable (December 31, 2024 - 178,718).

Deferred Share Units

During the nine months ended September 30, 2025, 1,317 DSUs were granted, and nil DSUs were redeemed. As at September 30, 2025, 1,317 DSUs were redeemable (December 31, 2024 - nil).

14 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Employee Restricted Share Units

During the nine months ended September 30, 2025, 114,052 ERSUs were granted, which will vest in three approximately equal instalments in January 2026, 2027 and 2028 and have an estimated weighted average fair value at the grant date of C$29.84 per ERSU; 201,683 ERSUs were settled; and 6,476 ERSUs were forfeited.

As at September 30, 2025, 2,742 ERSUs were redeemable (December 31, 2024 - nil).

Employee Performance Share Units

During the nine months ended September 30, 2025, 171,078 EPSUs were granted, which will vest in January 2028 and have an estimated weighted average fair value at the grant date of C$41.09 per EPSU; 194,488 EPSUs vested as a result of the performance factor adjustment upon vesting of the 2022 EPSUs; 401,867 EPSUs were settled; and 11,468 EPSUs were forfeited.

As at September 30, 2025, nil EPSUs were redeemable (December 31, 2024 - nil).

NOTE 13. OTHER EXPENSES

For the three and nine months ended September 30, 2025, other expenses was $nil and $nil, respectively (three and nine months ended September 30, 2024 - $2.4 and $5.7, respectively, comprised of expenditures related to an upgrade and consolidation of the Company’s enterprise resource planning system and training expenditures related to Media Luna).

NOTE 14. DERIVATIVE CONTRACTS

The following table shows the fair value of derivative contracts and their classification in the Condensed Consolidated Interim Statements of Financial Position as at September 30, 2025 and December 31, 2024:

	Classification	Fair Value as at September 30, 2025	Fair Value as at December 31, 2024
Gold contracts	Current assets	$1.3	$—
Currency contracts	Current assets	3.3	—

Total derivative assets		$4.6	$—

Currency contracts	Current liabilities	$—	$3.5

Total derivative liabilities		$—	$3.5

Gold Contracts

In January 2025, the Company entered into gold put options for a premium of $4.7 to sell 155,000 ounces of gold between January 2025 and December 2025 at a strike price of $2,500 per ounce (year ended December 31, 2024 - nil).

As at September 30, 2025, the outstanding gold put options had a strike price of $2,500 per ounce to sell 42,750 ounces of gold between October 2025 and December 2025 (December 31, 2024 - nil).

15 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The table below provides a summary of the gold put options outstanding as at September 30, 2025:

	Gold Ounces	Average Strike Price per Ounce	Notional Value	Fair Value as at September 30, 2025
Current assets	42,750	$2,500	$106.9	$1.3

Currency Contracts

Foreign Exchange Zero-Cost Collars

During the three and nine months ended September 30, 2025, the Company did not enter into any additional foreign exchange zero-cost collars (year ended December 31, 2024 - the Company entered into a series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the MXN between July 2024 and December 2025 for a total notional value of $123.7, with a weighted average put strike (floor) rate of 19.41:1 and a weighted average call strike (ceiling) rate of 21.32:1).

As at September 30, 2025, the outstanding MXN/USD foreign exchange collar contracts had a weighted average put strike (floor) rate of 19.65:1 and a weighted average call strike (ceiling) rate of 21.58:1 to settle a notional value of $27.0 between October 2025 and December 2025 (December 31, 2024 - weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1 to settle a notional value of $100.0 between January 2025 and December 2025).

The table below provides a summary of the foreign exchange collar contracts outstanding by maturity as at September 30, 2025:

	Average Put Strike (Floor) Rate (MXN/USD)	Average Call Strike (Ceiling) Rate (MXN/USD)	Notional Value	Fair Value as at September 30, 2025
Less than 1 year	19.65	21.58	$27.0	$1.8

In October 2025, the Company entered into a series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the MXN between January 2026 and September 2027 for a total notional value of $21.0, with a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1.

Foreign Exchange Forwards

During the three and nine months ended September 30, 2025, the Company did not enter into any additional foreign exchange forward contracts (year ended December 31, 2024 - the Company entered into foreign exchange forward contracts to purchase 924.3 million MXN for $44.0 between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1).

As at September 30, 2025, the outstanding MXN/USD foreign exchange forward contracts had a weighted average MXN/USD foreign exchange rate of 21.01:1 to purchase 231.1 million MXN for $11.0 between October 2025 and December 2025 (December 31, 2024 - weighted average MXN/USD foreign exchange rate of 21.01:1 to purchase 924.3 million MXN for $44.0 between January 2025 and December 2025).

16 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The table below provides a summary of the foreign exchange forward contracts outstanding by maturity as at September 30, 2025:

	Average Foreign Exchange Rate (MXN/USD)	Notional Value	Fair Value as at September 30, 2025
Less than 1 year	21.01	$11.0	$1.5

Derivatives arising from gold forward contracts and foreign exchange collar and forward contracts are intended to manage the Company’s risk management objectives associated with changing market values. These derivatives have not been designated as hedges. Changes in the fair value of these derivative contracts are recognized as a derivative (gain) loss, net in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income.

The following table shows the (gains) losses on derivative contracts during the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Unrealized gain on gold contracts	$—	$(7.4)	$—	$(3.0)
Unrealized loss (gain) on currency contracts	1.4	0.9	(6.8)	2.7
Realized loss on gold contracts	1.3	22.8	3.4	44.2
Realized gain on currency contracts	(2.8)	(0.1)	(4.6)	(1.4)

	$(0.1)	$16.2	$(8.0)	$42.5

Quotational Period Hedges

Subsequent to September 30, 2025, the Company entered into quotational period hedges (“QP Hedges”) to mitigate exposure to silver and copper price fluctuations on provisionally priced concentrate sales, with the objective of achieving final settlement prices of one month after shipment. Under the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements. Given pricing elections by certain customers, the Company entered into QP Hedges on 238,750 ounces of silver and 1,050 tonnes of copper to achieve this price. These QP Hedges do not qualify for hedge accounting under IFRS 9. Accordingly, they will be classified as financial instruments measured at fair value through profit or loss (“FVTPL”), with changes in fair value recognized in the Consolidated Statements of Operations and Comprehensive Income in the period in which they arise.

17 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 15. EARNINGS PER SHARE

Earnings per share was calculated using the weighted average number of common shares outstanding for the three and nine months ended September 30, 2025 and 2024 as follows:

		Three Months Ended		Nine Months Ended
	Note	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net income		$114.4	$29.2	$236.6	$74.2
Gain on remeasurement of share-based payments	12	—	—	—	—

Net income, net of gain on remeasurement of share-based payments		$114.4	$29.2	$236.6	$74.2

Basic weighted average shares outstanding		86,095,076	85,986,516	86,142,060	85,973,657
Weighted average shares dilution adjustments:
Options		—	6,603	4,121	3,003
RSUs		171,150	177,478	182,342	156,657
ERSUs		331,010	355,257	315,306	283,697
EPSUs		861,144	545,292	738,996	308,265

Diluted weighted average shares outstanding		87,458,380	87,071,146	87,382,825	86,725,279

Earnings per share[1]
Basic		$1.33	$0.34	$2.75	$0.86
Diluted		$1.31	$0.34	$2.71	$0.86

1.	As DSUs are only cash-settled, they are excluded in the calculation of both basic and diluted earnings per share.

The following is a summary for the three and nine months ended September 30, 2025 and 2024 of the Options, RSUs, ERSUs, and EPSUs excluded in the diluted weighted average number of common shares outstanding, as their exercise or settlement would be anti-dilutive in the earnings per share calculation:

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Options	—	—	—	—
RSUs	—	—	—	—
ERSUs	9,226	—	10,718	4,086
EPSUs	20,327	12,842	20,682	556,355

	29,553	12,842	31,400	560,441

18 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 16. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in Non-Cash Operating Working Capital

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Trade receivables	$(43.1)	$(2.3)	$(49.9)	$(2.9)
Value-added tax receivables, net	4.8	7.0	12.8	5.8
Inventory	0.1	2.5	(27.5)	(3.7)
Prepaid expenses and other current assets	(0.8)	1.3	0.6	0.9
Accounts payable and accrued liabilities	21.8	3.4	27.1	4.0

Changes in non-cash operating working capital	$(17.2)	$11.9	$(36.9)	$4.1

NOTE 17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities, derivative contracts, debt, and lease-related obligations. Other than the derivative contracts and trade receivables related to copper sales, these financial instruments are recorded at amortized cost in the Condensed Consolidated Interim Statements of Financial Position. The fair values of these financial instruments, excluding debt and lease-related obligations, approximate their carrying values due to their short-term maturity.

The derivative contracts and trade receivables related to copper sales are recorded at fair value and revalued through income at the end of each reporting period and are classified as Level 2 within the fair value hierarchy. The fair value of derivative contracts is estimated using a combination of quoted prices and market-derived inputs. The fair value of trade receivables related to copper sales is estimated using the forward price based on when the sale is expected to settle in final.

The carrying amount of debt is presented net of unamortized deferred finance charges. The fair value of the Company’s debt is determined by using a discounted cash flow approach, whereby future cash flows associated with the debt were discounted at a rate that equates to the risk-free rate plus an unobservable credit spread; therefore, the debt is classified within Level 3 of the fair value hierarchy. As at September 30, 2025, the fair value of the Company’s debt approximates its carrying value (excluding unamortized deferred finance charges), as the current interest rate and credit spread adjustment are relatively unchanged.

There were no amounts transferred between levels of the fair value hierarchy during the three and nine months ended September 30, 2025 and the year ended December 31, 2024.

19 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 18. COMMITMENTS

Purchase Commitments

As at September 30, 2025, the total purchase commitments are as follows:

	As at September 30, 2025
	Less than 1 year	1-3 years	4-5 years	Greater than 5 years	Total
Operating commitments[1]	$263.7	$180.8	$24.2	$—	$468.7
Capital commitments[1]	57.3	3.4	—	—	60.7

	$321.0	$184.2	$24.2	$—	$529.4

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at September 30, 2025, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at September 30, 2025 is $82.0 relating to the power purchase agreement.

Morelos Complex Royalties

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For the nine months ended September 30, 2025, the Company paid $17.4 for the 2.5% royalty relating to the fourth quarter of 2024 and the first and second quarters of 2025 (nine months ended September 30, 2024 - $19.1 relating to the fourth quarter of 2023 and the first and second quarters of 2024). As at September 30, 2025, the Company accrued $10.2 for the 2.5% royalty relating to the third quarter of 2025 (December 31, 2024 - $6.8 relating to the fourth quarter of 2024).

Prior to January 1, 2025, the Company was subject to a mining tax of 7.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 0.5% on sales of gold, silver. and platinum. As of January 1, 2025, the mining tax and royalty increased to 8.5% and 1.0%, respectively. Both the mining tax and royalty are payable to the Servicio de Administración Tributaria on an annual basis in March of the following year. The mining tax is considered an income tax for the purposes of IFRS. In March 2025, the Company paid $39.4 in respect of the 7.5% and 0.5% mining tax and royalty, respectively, for 2024 (paid in March 2024 - $29.4 for 2023). As at September 30, 2025, the Company accrued $33.6 and $7.4 for the 8.5% and 1.0% mining tax and royalty, respectively, to be paid in March 2026, respectively (December 31, 2024 - $34.5 and $5.1 accrued for the 7.5% and 0.5% mining tax and royalty, respectively, to be paid in March 2025, respectively).

NOTE 19. ACQUISITION OF PRIME MINING CORP.

On July 28, 2025, the Company announced that it had entered into a definitive agreement with Prime Mining to acquire all of the issued and outstanding Prime Mining Shares. Pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Prime Mining Transaction”), the Company completed the acquisition of all of the issued and outstanding Prime Mining Shares on October 22, 2025, in which Prime Mining shareholders received 0.060 of a Torex Share for each Prime Mining Share held (the “Exchange Ratio”). The Exchange Ratio represents a price of C$2.57 per Prime Mining Share based on the closing price of the Torex Shares on the TSX on July 25, 2025. As a result of the transaction, Torex issued approximately

20 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

10.2 million Torex Shares and settled certain related tax obligations which implies an equity value for Prime Mining of $426.5 (C$598.0 million), based on Torex’ share price at the time of closing.

As a result of the Prime Mining Transaction, Torex acquired a 100% interest in Prime Mining’s Los Reyes gold-silver project in Sinaloa, Mexico. The acquisition of Prime Mining does not meet the definition of a business combination as the exploration property acquired does not constitute a business in accordance with IFRS 3. Accordingly, the Company will account for the transaction as an asset acquisition for accounting purposes.

21 Torex Gold Resources Inc. | TSX: TXG